Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO  63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

August 26, 2014

VIA EDGAR United States Securities and Exchange Commission 100 F. Street NE Washington, DC 20549

Re:             Tributary Funds, Inc. (“Tributary” or the “Registrant”)
SEC File Nos. 811-08846 & 33-85982

To the Commission:

On August 26, 2014, the Registrant filed a post-effective amendment to its registration statement under Rule 485(a) of the Securities Act of 1933, as amended (the “Post-Effective Amendment”).  This letter is being submitted on behalf of the Registrant in order to identify the undersigned, Daniel A. Peterson, of Husch Blackwell LLP, the Registrant’s outside counsel, as the appropriate party to receive any comments from the Securities and Exchange Commission staff (the “Staff”) in connection with the Post-Effective Amendment.

The changes outlined in the Post-Effective Amendment will be implemented and effective on October 1, 2014.   As such, we respectfully request that the Staff declare the Post-Effective Amendment effective as soon as possible, and that you contact the undersigned at your earliest convenience to convey the Staff’s comments in order for the Registrant to respond to such comments in a timely manner such that Tributary can meet the appropriate deadlines to accelerate effectiveness of the Post-Effective Amendment.

I appreciate your support and cooperation in this matter.  Please do not hesitate to contact me as counsel for the Fund at (314) 345-6246 with any questions.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner
cc:   Ms. Brittany Fahrenkrog
       Tributary Capital Management
 1620 Dodge Street, Stop 1089
 Omaha, Nebraska 68197

 Ms. Angela Burke
 Jackson National Asset Management
 225 West Wacker Drive, Suite 1000
 Chicago, Illinois 60606